                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF
                        1934 (AMENDMENT NO. __________)*



                             Metal Management, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
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                         (Title of Class of Securities)

                                    591097100
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                                 (CUSIP Number)

 Ian MacLeod and Marilyn MacLeod, 2960 Palos Verdes Drive North, Rolling Hills,
                                  CA  90274,

                             Telephone 310-377-3490
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                        January 1, 1997 and May 29, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     591097100                                       PAGE 2 OF 10 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Ian MacLeod
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      OO
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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                      7   SOLE VOTING POWER
                          175,000 (1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          885,000 (2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            175,000 (1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          885,000 (2)
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,060,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1 %
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  14  TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Includes four warrants, held of record by Ian MacLeod, to purchase an aggregate of 175,000 shares of Company Common Stock, exercisable immediately. See Items 3 and 5 below.

(2) Consists of 885,000 shares of Common Stock beneficially owned by Ian and Marilyn MacLeod.

                                  SCHEDULE 13D


CUSIP No.     591097100                                       PAGE 3 OF 10 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Marilyn Macleod
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          885,000 (2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          885,000 (2)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      885,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.9 %
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

(1) Consists of 885,000 shares of Company Common Stock beneficially owned by Ian and Marilyn MacLeod.

Item 1.  Security and Issuer

                 This statement relates to shares of Common Stock, $.01 par value per share (the Shares"), of Metal Management, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 North Dearborn, Suite 405, Chicago, IL 60610.


Item 2.  Identity and Background

                 This Schedule 13D is filed on behalf of two Reporting Persons, Ian MacLeod and Marilyn MacLeod. The name, residence or business address and principal occupation or employment of each of the Reporting Persons are as follows:

                 Ian MacLeod
                 2960 Palos Verdes Drive North
                 Rolling Hills, CA  90274
                 Principal business: President and Chief Executive Officer of the MacLeod Companies (defined below), a group of companies engaged in scrap metal recycling.

                 Marilyn MacLeod
                 2960 Palos Verdes Drive North
                 Rolling Hills, CA  90274
                 Principal business:  Homemaker.

                 During the past five years, neither of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

                 The Reporting Persons acquired 725,000 of their shares of Common Stock and Ian MacLeod acquired his warrants for the purchase of Common Stock of the Company on January 1, 1997, in exchange for their shares of five companies of which they were the sole shareholders -- California Metals Recycling, Inc., a California corporation ("CA Metals"), Firma, Inc., a California corporation ("Firma"), MacLeod Metals Co., a California corporation ("MacLeod Metals"), Firma Plastic Co., Inc., a California corporation ("Plastics") and Trojan Trading Co., a California corporation ("Trojan Trading," and together with Firma, CA Metals, MacLeod Metals and Plastics, the "MacLeod Companies"). The Company acquired the MacLeod Companies and two parcels of real property in South Gate, California (the "Properties"), held by the MacLeod Family Trust dated January 30, 1993 (the "Trust"), pursuant to an Acquisition Agreement dated January 1, 1997 (the "Agreement") among the Company, MMI Acquisition, Inc., Metal Management Realty, Inc., a wholly owned Company subsidiary ("Realty"), the MacLeod Companies, the Reporting Persons and the Trust.





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                          The Company acquired all of the outstanding shares of
         CA Metals, Firma, MacLeod Metals and Plastics directly from the Reporting Persons in return for: (i) $7,100,000 ($6,600,000 of which was in the form of promissory notes issued by the Company), (ii) a Series A Warrant to purchase 100,000 shares of Company Common Stock at $3.96 per share, (iii) a Series B Warrant to purchase 25,000 shares of Company Common Stock at $4.15 per share, (iv) a Series C Warrant to purchase 25,000 shares of Company Common Stock at $4.35 per share, and
         (v) a Series D Warrant to purchase 25,000 shares of Company Common Stock at $4.75 per share. The Company acquired Trojan Trading by means of a merger of a wholly owned Company subsidiary with and into Trojan Trading. The Reporting Persons received an aggregate of
         725,000 shares of the Company's Common Stock in return for their Trojan Trading shares. The Company, through Realty, also purchased the Properties from the Trust for $500,000 in cash and $3,000,000 in the form of a promissory note issued by Realty and guaranteed by the Company. Pursuant to the Agreement, the stock certificate for 725,000 shares and the Series A, B, C and D Warrants were placed into escrow, to be held as security for certain losses incurred by the Company in the event of certain breaches by the Reporting Persons or the Trust of covenants, representations and warranties contained in the Agreement. Also pursuant to the Agreement, Ian MacLeod was appointed to serve as a director on the Company's Board of Directors. In addition, pursuant to an employment agreement between the MacLeod Companies and Mr. MacLeod, Mr. MacLeod will serve as President and Chief Executive Officer of all of the MacLeod Companies. The acquisition of the MacLeod Companies and the Properties is further described in the Agreement, attached hereto as Exhibit A.

                 On May 29, 1997, $1,000,000 of the promissory notes issued to the MacLeods on January 1, 1997, was repaid by the issuance of 160,000 shares of Common Stock of the Company in the names of Ian and Marilyn MacLeod.

                 The stock certificate for 725,000 shares of Common Stock of the Company also is in the names of both Reporting Persons. The warrants are issued solely in the name of Ian MacLeod. Marilyn MacLeod's only interest, if any, in the warrants would be by virtue of California community property law. No part of the consideration for the Common Stock and warrants was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities of the Company.

Item 4.  Purpose of the Transaction

                 The purpose of the acquisition of the MacLeod Companies and the Properties and the related transactions by which the Reporting Persons acquired their jointly held securities of the Company was to liquidate the Reporting Persons' holdings in the MacLeod Companies and the Properties. The Agreement provides for the registration of the Company shares held by the Reporting Persons and the shares issuable on exercise of the warrants held by them on the first anniversary of the Effective Time of the acquisition.

                 Except as set forth in the Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including





                                       5
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any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above, as set forth in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                 The number of shares beneficially owned by the Reporting Persons and the percentage of the total number of Company shares outstanding (as of November 11, 1996) that the Reporting Persons beneficially own are as follows:

   Name                                          Number of Shares                        Percentage
-----------------------------            -----------------------------          -----------------------------
Ian MacLeod                                      1,060,000(1)                              8.1%
Marilyn MacLeod                                    885,000(2)                              6.9%


(1) Includes (i) a Series A Warrant to purchase 100,000 shares of Company Common Stock at $3.96 per share, (ii) a Series B Warrant to purchase 25,000 shares of Company Common Stock at $4.15 per share, (iii) a Series C Warrant to purchase 25,000 shares of Company Common Stock at $4.35 per share, and (iv) a Series D Warrant to purchase 25,000 shares of Company Common Stock at $4.75 per share, all held of record by Ian MacLeod and exercisable immediately; and 885,000 shares of Common Stock of the Company beneficially owned by Ian MacLeod and Marilyn MacLeod.

(2) Consists of 885,000 shares of Common Stock of the Company beneficially owned by Ian MacLeod and Marilyn MacLeod.

                 Except as disclosed above, neither Ian MacLeod nor Marilyn MacLeod has engaged in any transaction in the shares of the Company during the past sixty days.

                 Ian and Marilyn MacLeod beneficially own an aggregate of 885,000 shares of Common Stock of the Company and share voting and dispositive power with respect to those shares. They do not share voting or dispositive power with respect to the warrants and the shares of Common Stock issuable upon exercise of the warrants of the Company.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

                 Except as described in the Agreement, attached hereto as Exhibit A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company,





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including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits

         (a) Acquisition Agreement by and among the Company, MMI Acquisition, Inc., a California corporation and wholly owned subsidiary of the Registrant, Realty, Inc., the MacLeod Companies, the Reporting Persons, and the Trust, incorporated by reference from the Report on Form 8-K by Metal Management, Inc. dated January 1, 1997.

         (b) Agreement of the Reporting Persons that this Schedule 13D is filed on behalf of each of them.



















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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned individuals, each of the undersigned individuals certifies that the information set forth in this Statement is true, complete and correct.




July  28, 1997                             /s/ IAN MACLEOD
                                           ---------------------------------
                                           Ian MacLeod

                                           /s/ MARILYN MACLEOD
                                           ---------------------------------
                                           Marilyn MacLeod



















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


                                 EXHIBIT INDEX


Exhibit

(a) Acquisition Agreement by and among the Company, MMI Acquisition, Inc., a California corporation and wholly owned subsidiary of the Registrant, Realty, Inc., the MacLeod Companies, the Reporting Persons, and the Trust, incorporated by reference from the Report on Form 8-K by Metal Management, Inc. dated January 1, 1997.

(b) Agreement of Ian MacLeod and Marilyn MacLeod that this Schedule 13D is filed on behalf of each of them.

                                                                       EXHIBIT B




                                   AGREEMENT


         The undersigned individuals hereby agree that the Schedule 13D of which this Exhibit is a part is filed on behalf of each of them.



                                           /s/ IAN MACLEOD
                                           ---------------------------------
                                           Ian MacLeod



                                           /s/ MARILYN MACLEOD
                                           ---------------------------------
                                           Marilyn MacLeod


Date:  July 28, 1997